June 20, 2006

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Room 4561

Washington, D.C. 20549

Re:	Your letter Dated June 20, 2006
LaserCard Corporation
Form 10-K for Fiscal year Ended March 31, 2005
Filed June 15, 2005
File No. 000-06377

Dear Ms. Collins:

We are providing the following statement according to your request.

Lasercard management acknowledges that;

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if additional information is needed and when your review is complete.

Sincerely,

/s/ Steven G. Larson
Steven G. Larson Vice President, Finance LaserCard Corporation